SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                              28 November, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures: 1. PlusNet Offer update announcement made on 22 November 2006
            2. Rule 8.1 (PlusNet plc) announcement made on 22 November 2006
            3. Holding(s) in Company announcement made on 22 November 2006
            4. Transaction in Own Shares announcement made on 22 November 2006
            5. Transaction in Own Shares announcement made on 22 November 2006
            6. BT acquires assets of Telexis announcement made on
               23 November 2006
            7. Transaction in Own Shares announcement made on 23 November 2006
            8. Transaction in Own Shares announcement made on 24 November 2006
            9. Transaction in Own Shares announcement made on 27 November 2006

Enclosure  1



Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada or Japan, or any other jurisdiction where to do so would constitute a violation of the relevant laws of such other jurisdiction.


ANNOUNCEMENT


FOR IMMEDIATE RELEASE


22 November 2006


OFFER UPDATE


Further to BT's recent announcements regarding its offer for PlusNet plc (the "Offer"), BT discloses that yesterday it acquired a total of 4,531,413 PlusNet Shares (the "Purchase") for a price of 210 pence per PlusNet Share, representing approximately 15.2 per cent. of the issued ordinary share capital of PlusNet.


Following the Purchase, BT held approximately 32.4 per cent. of the issued ordinary share capital of PlusNet in total. Upon BT acquiring more than 30 per cent. of PlusNet's issued share capital and realising the implications under Rule 9 of the City Code of BT acquiring more than 30 per cent., BT approached the Panel Executive and requested a dispensation from the requirement to make a mandatory offer under Rule 9. Following discussions with all relevant parties, the Panel Executive has agreed, on an ex parte basis, to allow BT to sell down below 30 per cent. to persons not acting, or deemed to be acting, in concert with BT for the purpose of the City Code (the "Sale"), without any consequences under Rule 9 or Rule 4.2 of the City Code. The Sale has been executed this morning such that BT now holds 8,874,517 PlusNet Shares, representing approximately 29.8 per cent. of the issued ordinary share capital of PlusNet.


Terms defined in the Offer Document have the same meaning in this Announcement.

Enquiries:

BT                                      Tel: +44 (0) 20 7356 5000

Paul Ringham

Rothschild                              Tel: +44 (0) 20 7280 5000
(Financial adviser to BT)

Warner Mandel
Chris M Brooks


The directors of BT accept responsibility for the information contained in this Announcement. To the best of the knowledge and belief of the directors of BT, who have taken all reasonable care to ensure that such is the case, the information contained in this Announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.


Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for BT and no-one else in connection with the Offer and will not be responsible to anyone other than BT for providing the protections afforded to its customers or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.


This Announcement is not intended to and does not constitute, or form any part of, an offer or an invitation to purchase or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise. The Offer is made solely through the Offer Document, an advertisement placed in The Times (UK edition) on 18 November 2006 and the Form of Acceptance. The Offer Document and the Form of Acceptance were dispatched by BT to PlusNet Shareholders, other than certain Overseas PlusNet Shareholders, (and, for information only, to participants in the PlusNet Share Option Schemes) on 17 November 2006. The Offer Document and the Form of Acceptance contain the full terms and conditions of the Offer, including details of how to accept the Offer. Any acceptance or other response to the Offer should be made only on the basis of the information contained in the Offer Document and the Form of Acceptance. The laws of relevant jurisdictions may affect the availability of the Offer to overseas persons. Overseas persons, or persons who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about and observe any applicable legal and regulatory requirements. The Offer Document is available for public inspection in the United Kingdom.


The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, internet, email, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, the United States, Canada, Japan or any Prohibited Jurisdiction and, subject to certain exceptions, the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Japan or any Prohibited Jurisdiction. Accordingly, copies of the Offer Document, the Form of Acceptance and any related or accompanying document are not being, and must not be, directly or indirectly, mailed, distributed, forwarded, transmitted or otherwise sent, in whole or in part, in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction, and persons receiving this Announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail, transmit, forward or send it in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction. Doing so may render invalid any purported acceptance of the Offer. Persons receiving the Offer Document, the Form of Acceptance or any related or accompanying document (including custodians, nominees and trustees) should not distribute, mail, transmit, forward or send them or any of them in, into or from the United States, Canada, Japan or any Prohibited Jurisdiction or use such mails or any such means, instrumentality or facility for any purpose related to the Offer.


Dealing disclosure requirements


Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in one per cent. or more of any class of 'relevant securities' of PlusNet, all 'dealings' in any 'relevant securities' of PlusNet (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptance, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of PlusNet they will be deemed to be a single person for the purpose of Rule 8.3 of the City Code.


Under the provisions of Rule 8.1 of the City Code, all 'dealings' in 'relevant securities' of PlusNet by BT or PlusNet or by any of their respective 'associates' must be disclosed by no later than noon (London time) on the London business day following the date of the relevant transaction.


A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.


'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative reference to, securities.


Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8 of the City Code, you should consult the Panel.

Enclosure  2

                                FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES

                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

                 (Rules 8.1(a) and (b)(i) of the Takeover Code)



1. KEY INFORMATION

Name of person dealing (Note 1)               British Telecommunications plc, a
                                              subsidiary of BT Group plc
Company dealt in                              PlusNet plc
Class of relevant security to which the       ORD 0.2P
dealings being disclosed relate (Note 2)
Date of dealing                               21/22 November 2006



2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE


(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                              Long                 Short
                                              Number (%)           Number (%)
(1) Relevant
securities                                    8,874,517 (29.8%)              -
(2) Derivatives (other than options)                           -             -
(3) Options and agreements to purchase/sell                    -             -
                                      Total   8,874,517 (29.8%)              -


(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                        Long           Short
                                                   Number (%)     Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
                                           Total


(c) Rights to subscribe (Note 3)

Class of relevant security:                                   Details




3. DEALINGS (Note 4)


(a) Purchases and sales

Purchase/sale    Number of securities          Price per unit (Note 5)
Purchase*                          4,531,413   210 pence
Sale*                                750,000   208.5 pence


* The Panel has confirmed on an ex parte basis that the purchase through 30 per cent. has no Rule 9 consequences and the sale has no Rule 4.2 consequences.

(b) Derivatives transactions (other than options)

Product      Long/short (Note   Number of securities (Note Price per unit (Note
name,        6)                 7)                         5)
e.g. CFD





(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing,       Number of          Exercise Type, e.g.  Expiry Option
name,   selling,       securities to               American,          money
        purchasing,    which the option            European
        varying etc.   relates (Note 7)            etc.
e.g.                                      price                date   paid/
call                                                                  received
option                                                                per unit
                                                                      (Note 5)




(ii) Exercising

Product name, e.g. call       Number of           Exercise price per unit (Note
option                        securities          5)



(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)


4. OTHER INFORMATION


Agreements, arrangements or understandings relating to options or derivatives



Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.




Is a Supplemental Form 8 attached? (Note 9) NO



Date of disclosure                                         22 November 2006
Contact name                                               Paul Ringham
Telephone number                                           +44 (0) 20 7356 5000
Name of offeree/offeror with which associated              BT
Specify category and nature of associate status (Note 10)



Notes


The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Enclosure  3

                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)              Name of company

BT Group plc

2) Name of shareholder having a major interest

Brandes Investment Partners


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Brandes Investment Partners LP


5)              Number of shares/amount of stock acquired


Total holding of 330,627,819 shares

6) Percentage of issued class

3.98%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc


10) Date of transaction

n/a

11) Date company informed

22 November 2006

12) Total holding following this notification

Total holding of 330,627,819 shares

13) Total percentage holding of issued class following this notification

3.98%

14) Any additional information

This notification updates the previous notification dated 06 June 2006 and is a result of the change in the total holding of Brandes Investment Partners from 415,169,137 to 330,627,819 shares.


15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

16) Name of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372

Date of notification 22 November 2006

End

Enclosure  4


Wednesday 22 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employee share schemes 485,634 ordinary shares at a maximum price of 199.5 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.


Following the above transfer, BT Group plc holds 332,566,928 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,307,755,720.


                                  --: ends :--

Enclosure  5

Wednesday 22 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 283.65 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 333,566,928 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,306,755,720.



                                  --: ends :--

Enclosure  6

DC06-631                                                      NOVEMBER 23, 2006


                      BT ACQUIRES ASSETS OF TELEXIS BRASIL


BT today announced that BT has acquired the assets of Telexis Brasil, Fiat's Brazilian telecommunications business. Telexis provides services to both Fiat Group and external customers. The transaction follows BT's acquisition of Fiat's Italian telecommunications subsidiary, Atlanet, which was completed in February 2006.

For the year ended 31 December 2005, Telexis Brasil achieved revenues of around US$2 million and had gross assets of approximately US$640,000.


ENDS


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt

Enclosure  7


Thursday 23 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 280.4997 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 334,566,928 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,305,755,720.

                                  --: ends :--

Enclosure  8


Friday 24 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 279.6938p pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 335,566,928 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,304,755,720.



                                  --: ends :--

Enclosure  9


Monday 27 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 278.13 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 336,566,928 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,303,755,720.



                                  --: ends :--




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 28 November, 2006